CANNABIS STRATEGIC VENTURES

March 30, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cannabis Strategic Ventures

Amendment No. 5 to Offering Statement on Form 1-A

Filed February 24, 2021

File No. 024-11303

Ladies and Gentlemen:

On behalf of our Company, Cannabis Strategic Ventures, (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 6 to the offering statement on Form 1-A (“Amendment No. 6”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated March 17, 2021 regarding your review of the amended offering statement on Form 1-A, which was filed with the Commission on February 26, 2021.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 2.

Amendment No. 5 to Offering Statement on Form 1-A

Cover Page

1.	We note your revisions in response to prior comment 1 and reissue in part. You state on the cover page in the same sentence both that this is a public offering of $5 million and that the aggregate offering price is between $1.25 million and $12.5 million depending on the final offering price, which is not consistent. Please revise accordingly.

We have corrected inconsistencies throughout.

Summary, page 1

2.	We note your references throughout the filing that the audit of the Worldwide Staffing Group has not been completed as of June 30, 2020 and as a result the acquisition has not been completed. Please update these disclosures to indicate the current status of this acquisition.

We intend on rescinding the agreement with Worldwide Staffing Group and have note where relevant.

CANNABIS STRATEGIC VENTURES

Use of Proceeds, page 22

3.	We note that your Use of Proceeds disclosure reflects a maximum offering of $5 million. With reference to comment 1 above, please revise the Use of Proceeds to reflect a $12.5 maximum offering to the extent that you are in fact offering 125,000,000 shares of common stock at $0.10 per share. If $5 million is the maximum offering, then we note that no change will be required to this section of the offering circular.

We have amended the Use of Proceeds disclosure to be consistent with the upper limits of your range.

Dilution, page 23.

4.	The caption, “# Total Shares” for the 100% scenario, appears to represent reported issued and outstanding common shares at September 30, 2020 plus the maximum number of shares to be issued in the planned offering (125 million shares) plus an unidentified difference of 3.4 million shares. Please explain this difference of 3.4 million shares, as well as your statement that the “numbers are based on the total issued and outstanding shares of common stock as of January 5, 2020.” Revise your presentation accordingly.

We have generally amended the dilution section for consistency.

Results of Operations, page 25

5.	Please revise the heading. “For the nine months ended September 30, 2020 compared to nine months ended September 30, 2019” to be consistent with amounts in your analysis and periods reported in your interim financial statements.

We have amended throughout to make consistent and accurate reference to reporting periods. We have also generally updated to include financial statements for the period ended December 31, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 27

6.	Please revise the heading, “For the six months ended 30, 2020 compared to six months ended June 30, 2019,” to be “For the six months ended September 30, 2020 compared to six months ended September 30, 2019,” consistent with periods reported in your interim financial statements. In addition, revise amounts for the six months ended September 30, 2019 to agree with corresponding amounts in your cash flow statement for this period.

We have amended throughout to make consistent and accurate reference to reporting periods. We have also generally updated to include financial statements for the period ended December 31, 2020.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

CANNABIS STRATEGIC VENTURES

Very truly yours,

/s/ Simon Yu
Simon Yu, CEO
Cannabis Strategic Ventures

cc:	William R. Eilers, Esq.

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